Exhibit 99.50

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“NFG” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

July 31, 2020

Item 3:	News Release

News release was disseminated on July 31, 2020 through GlobeNewswire and copies were subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On July 31, 2020, the Company announced that it has obtained a receipt for its final prospectus filed with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario, in connection with the initial public offering (the “Offering”) of a minimum of 11,538,462 common shares and a maximum of 21,000,000 common shares in the capital of NFG at a price of $1.30 per share (the “Offering Price”) for minimum gross proceeds of $15,000,000 and maximum gross proceeds of $27,300,000 to the Company

Item 5:	Full Description of Material Change

On July 31, 2020, the Company announced that it has obtained a receipt for its final prospectus filed with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario, in connection with the Offering of a minimum of 11,538,462 common shares and a maximum of 21,000,000 common shares in the capital of NFG at the Offering Price for minimum gross proceeds of $15,000,000 and maximum gross proceeds of $27,300,000 to the Company A copy of the final prospectus in respect of the Offering is available on SEDAR at www.sedar.com.

Canaccord Genuity Corp. and BMO Capital Markets are acting as co-lead agents for the Offering with respect to a syndicate that includes Desjardins Securities Inc.

NFG has granted the agents an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at the sole discretion of the agents, at any time and from time to time, for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the common shares issued pursuant to the Offering from NFG at the Offering Price.

The closing of the Offering is expected to occur on or about August 11, 2020 (the “Closing Date”) and is subject to customary closing conditions, including the receipt of all necessary regulatory approvals. NFG has received conditional listing approval of the TSX Venture Exchange (the “TSXV”) for the listing of its common shares being issued and sold pursuant to the Offering. Listing remains subject to NFG fulfilling customary TSXV requirements. The common shares are expected to commence trading on the TSXV under the symbol “NFG” on the Closing Date.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the common shares may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer & Director at 604.562.9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

August 10, 2020

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